

Mail Stop 3561

November 6, 2007

By Facsimile and U.S. Mail

Gerard Guez
Chairman of the Board
Tarrant Apparel Group
3151 East Washington Boulevard
Los Angeles, CA 90023

>   **Re: Tarrant Apparel Group**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed on March 27, 2007**
>
>   **Form 10-K/A for the year ended December 31, 2005**
>   **Filed on October 11, 2007**
>   **File No. 0-26006**

Dear Mr. Guez:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 11, 2007. Our review resulted in the following accounting comments.

Tarrant Apparel Group Form 10-K for the year ended December 31, 2006

General

1. We note your response to comment eight of our letter dated February 16, 2007 and the decrease in income for the 2005 period resulting from the restatement by American Rag discussed on page F-51 of your 2005 Form 10-K/A. As you are aware the decrease represents a decline in Tarrant's 2005 net income for 2005.

Please explain what impact the known errors had on Tarrant's 2006 financial statements, and if applicable, revise the financial statements accordingly.

Foreign Currency Translation, page 28

2. Please disclose the aggregate transaction gains or losses included in determining net income. See paragraph 30 of SFAS no. 52.

Results of Operations, page 31

3. Revise your 2006 Form 10-K results of operations to provide a meaningful explanation regarding the material decrease in the equity method income for the 2006 period.

6. Equity Method Investment – American Rag, page F-19

4. Please explain to us and revise the 2006 Form 10-K to clearly articulate the difference between your investment in American Rag and the underlying equity in net assets of the investee. Please provide a schedule reconciling the underlying differences for our review for 2005 and 2006 periods. Furthermore, please note the disclosure requirements in paragraph 20.a. of APB 18. We have also noted a material decrease in equity income recorded for the past three years for American Rag. In this regard, please provide to us an impairment test that supports the carrying value of the investment in American Rag. Please be detailed in your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or in their absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant